SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



FORM 6-K

**REPORT OF FOREIGN ISSUER**
**PURSUANT TO RULE 13a-16 OR 15b-16 OF**
**THE SECURITIES EXCHANGE ACT OF 1934**

For February 4, 2002

**TELEX-CHILE S.A.**
(Translation of registrant's name into English)

**Rinconada El Salto No.202**
**Comuna de Huechuraba, Santiago, Chile**
(Address of principal executive offices)



Form 20-F ✓ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

**TELEX-CHILE S.A. (THE "COMPANY")**

**REPORT ON FORM 6-K**

## TABLE OF CONTENTS

Santiago, February 1, 2002

Mr. Alvaro Clarke de la Cerda
Insurance and Securities Superintendent
Teatinos 120
Personal Delivery

**RE: COMMUNICATES ESSENTIAL FACT - TELEXCHILE S.A.**
**Registration in Securities Registry No. 0350**

Dear Sir:

By virtue of the provisions in article 9 and second paragraph of article 10 of law No. 18,045 and General Regulation No. 30 of the Insurance and Securities Commission of Chile, Télex-Chile S.A. (the "Company") hereby informs to this Commission, as an **essential fact**, the following:

1. That in the regular Board of Directors Meetings of Télex-Chile S.A. and its affiliate, Chilesat S.A. held today, February 1, 2002, their respective Boards of Directors acknowledged the resignation to the position of director to those companies, submitted by Mr. José Miguel Valdés Lira, which became effective as from that same date.

2. It is also informed that at those same meetings, by exerting the power set forth in article 32 of the Stock Companies Act, their respective Boards of Directors unanimously agreed to designate Mr. Raúl Sotomayor Valenzuela in replacement of the director that submitted his resignation, as from that same date.

3. It is also informed that at those respective meetings, Mr. Juan Eduardo Ibáñez Walker resigned to the position of Vice President of the Board of Directors of Télex-Chile S.A. and Chilesat S.A., and the respective Boards of Directors appointed Mr. Raúl Sotomayor Valenzuela as his replacement. Mr. Ibáñez will continue as director of both companies.

4. Lastly, it is informed that at those respective meetings, Mr. Alejandro Ulloa Azócar resigned as from that date to his position of General Manager of Télex-Chile S.A. and Chilesat S.A. and the respective Boards of Directors appointed the Administration and Finance Manager, Mr. Rafael Wilhelm Matthei as the new alternate General Manager of those companies in replacement of Mr. Ulloa.

Yours truly,

Rafael Wilhelm Matthei
General Manager

c.c.: Santiago Stock Exchange
Chilean Electronic Stock Exchange
Valparaiso Stock Exchange

TELEX-CHILE S.A.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

TELEX-CHILE S.A.

By: ______________________
Rafael Wilhelm
Chief Financial Officer